NO ACT

PE
12-12-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001052

January 21, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-21-09

Received SEC
JAN 21 2009
Washington, DC 20549

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Re: The Home Depot, Inc.
Incoming letter dated December 12, 2008

Dear Mr. Gottsegen:

This is in response to your letters dated December 12, 2008 and December 19, 2008 concerning the shareholder proposal submitted to Home Depot by William Steiner. We also have received letters on the proponent's behalf dated December 15, 2008 and December 24, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

PROCESSED
JAN 28 2009
THOMSON REUTERS

January 21, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated December 12, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Home Depot's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Home Depot may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Home Depot may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Home Depot may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 15, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
William Steiner

Ladies and Gentlemen:

This is the first response to the company December 12, 2008 no action request (which was apparently not forwarded electronically to the staff or the shareholder party) regarding this rule 14a-8 proposal with the following text (emphasis added):

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called. The dispersed ownership (998 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group shareholders are required to take the extra effort to support the calling of a special meeting and the company proposal will facilitate the revocation of all such shareholder requests to call a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 998 institutions ever calling a special meeting.

Plus the company is proposing to exclude shareholders from calling a special meeting to elect directors if the company takes certain evasive steps. The company disingenuously highlights only five lines of its hamstrung 51-line proposal section on a shareholder right to call a special meeting.

Plus the rule 14a-8 proposal does not ask for facilitating the revocation of shareholder requests to call a special meeting – as the company proposal does.

The shareholders will have a clear choice with this rule 14a-8 proposal: Do they want a real right to call a special meeting or do they want a toothless right to call a special meeting?

Contrary to the company argument, shareholders would lose nothing if the company proposal failed. Adoption of the company proposals would be as good as having a car that never operates.

And the company provides no evidence that a proxy advisory service has ever recommended a yes-vote for such a hamstrung proposal to call a special meeting. However proxy advisory services recommended yes-votes for each of the six rule 14a-8 proposals cited in the supporting statement – each of which won more than 56% support.

The company claims that it should have "guidance on how the Proposal should be implemented." However the company does not provide precedents to show that rule 14a-8 proposals regarding established topics such as a poison pill, declassified board and cumulative voting have been excluded because of lack of "guidance."

The company's purported precedents starting on page 5, line 11 are based on vastly different rule 14a-8 text:
RESOLVED, Shareholders ask our board to amend our bylaws and/or any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

The company concludes with some hair-splitting pre-Staff Legal Bulletin No. 14B (CF), arguments. By carefully examining the company objections it is clear that these sentences are correct (emphasis and text in brackets added):
This proposal ***topic*** won impressive support at the following companies based on 2008 yes and no votes:

International Business Machines (IBM)	56%	Emil Rossi (Sponsor)
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Fidelity and Vanguard supported a shareholder right to call a special meeting [as distinguished from this very proposal].

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Jonathan Gottsegen <Jonathan_M_Gottsegen@homedepot.com>

2455 Paces Ferry Rd. • Atlanta, GA 30339

December 19, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. William Steiner

Ladies and Gentlemen:

On December 12, 2008, The Home Depot, Inc. (the "Company") submitted a letter to the staff at the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") requesting that the Staff confirm that no enforcement action will be recommended against the Company if the Company excludes a shareholder proposal from the Company's proxy materials (the "2009 Proxy Materials") for its 2009 Annual Meeting of Shareholders (the "2009 Meeting") (the "No-Action Request"). Mr. William Steiner (the "Proponent") submitted the proposal (the "Proposal"). The Proposal requests that the Company's Board of Directors (the "Board") take the steps necessary to amend the Company's By-Laws and each appropriate governing document to give holders of 10% of the Company's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings.

On December 15, 2008, Mr. John Chevedden, the Proponent's representative, submitted a letter to the Staff (the "December 15 Letter") to respond to the No-Action Request.

The purpose of this letter is to respond to the December 15 Letter. First, the Board has already taken substantial steps within its power to give the Company's shareholders the ability to call special meetings. Currently, the major impediment to the ability of the Company's shareholders to call special meetings is the reservation of such right to the Chairman, the President and the Board in the Company's Certificate of Incorporation, which states: "Except to the extent, if any, otherwise required by law, a special meeting of the stockholders of the Corporation may be called only by the Chairman of the Board of Directors, the President or the Board of Directors of the Corporation." As noted in the No-Action Request, on August 21, 2008, the Board, on its own initiative, approved an amendment to the Company's Certificate of Incorporation to delete the above-referenced language to allow shareholders to call special meetings (the "Proposed Charter Amendment"). The Board has resolved to include the Proposed Charter Amendment in the 2009 Proxy Materials, and the Board will recommend its adoption to the Company's shareholders at the 2009 Meeting. Thus, the Board has already done all within its power to remove the major impediment to the ability of shareholders to call special meetings. Furthermore, the Board simultaneously approved amendments to the Company's By-Laws to give holders of shares representing at least 25% of the outstanding shares of the Company's common stock the ability, subject to certain notice and information requirements, to call a special meeting (the "Company's Proposal"). Such amendment will be effective upon the adoption of the Proposed Charter Amendment by the Company's shareholders, which, as noted above, will be recommended by the Board to the Company's shareholders. A Current Report on Form 8-K, filed by the Company on August 22, 2008 and attached hereto as Exhibit A, is further evidence of these actions.

Second, Rule 14a-8(i)(10) does not require a company to "fully effect" the proposal by implementing each and every element of the proposal. The Staff has consistently granted no-action relief on the basis that a company has "substantially implemented" a proposal where a company has satisfied the "essential objective" of or addressed the underlying concerns of the proposal. Differences can exist between the means by which a company implements the proposal and the exact actions called for by the proposal. The adoption of the Company's Proposal satisfies the essential objective of the Proposal. The threshold and the procedural and informational requirements adopted by the Company reflect the business judgment of the Board to ensure that the costly exercise of calling and holding a special meeting is appropriate and warranted and is consistent with the Board's duties to the Company and its shareholders. Such differences do not detract from the essential objective of the Proposal, and therefore the Company has substantially implemented the Proposal.

Third, the Proposal is inherently vague and indefinite and does not provide any guidance on how the Proposal is to be implemented. As noted in the No-Action Request, the Staff has consistently granted no-action relief to companies which have received proposals requesting amendments to a company's governing documents to provide shareholders the ability to call special meetings on the basis that the proposal was impermissibly vague and did not provide guidance on how the proposal was to be implemented. As the Proposal may be interpreted in multiple plausible ways and lacks reasonable certainty as to exactly what actions or measures the Proposal requires, the Proposal is therefore excludable pursuant to Rule 14a-8(i)(3).

Finally, contrary to the assertions in the December 15 Letter, there are factual statements in the supporting statement to the Proposal (the "Supporting Statement") which are materially false and misleading and, therefore, according to Staff Legal Bulletin No. 14B (September 15, 2004), may be excluded from the Proposal. As stated in the No-Action Request, the reference to the list of six companies in the Supporting Statement where "[t]his proposal topic won impressive support" is materially false and misleading because none of the six companies listed received proposals which were the same as the Proposal, nor did such proposals contain any of the inherently vague and indefinite language as contained in the Proposal. The Supporting Statement also states that Vanguard supports a shareholder right to call a special meeting. This statement, however, is not supported by

Vanguard's voting guidelines and, therefore, this statement is materially false and misleading.

In sum, the Company believes that it may omit the Proposal from the 2009 Proxy Materials under Rule 14a-8.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed on this date to Mr. John Chevedden, the Proponent's representative, in accordance with Rule 14a-8(j), informing him of the Company's response to the December 15 Letter.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported): **August 21, 2008**

THE HOME DEPOT, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-8207**	**95-3261426**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2455 Paces Ferry Road, N.W. Atlanta, Georgia 30339
(Address of Principal Executive Offices) (Zip Code)

(770) 433-8211
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Table of Contents

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On August 21, 2008, the Board of Directors of The Home Depot, Inc. approved an amendment to Article I (Section II) of the Company's By-Laws to provide that, subject to certain notice and information requirements, a special meeting of shareholders may be called upon receipt of written requests from holders of shares representing at least 25% of the outstanding shares of the Company's common stock. This amendment will be effective upon an amendment to the Company's Certificate of Incorporation to be proposed at the 2009 Annual Meeting of Shareholders.

Item 9.01. Financial Statements and Exhibits

Exhibit	Description
3.1	By-Laws of The Home Depot, Inc. (As Amended and Restated Effective August 21, 2008)

Table of Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME DEPOT, INC.

By: /s/ Jack A. VanWoerkom
Name: Jack A. VanWoerkom
Title: Executive Vice President, Secretary and General Counsel

Date: August 22, 2008

Table of Contents

EXHIBIT INDEX

Exhibit	Description
3.1	By-Laws (As Amended and Restated Effective August 21, 2008)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 24, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
William Steiner

Ladies and Gentlemen:

This responds to the company December 12, 2008 no action request (which was apparently not forwarded electronically to the staff or the shareholder party), and supplemented on December 19, 2008, regarding this rule 14a-8 proposal with the following text (emphasis added):

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting *and this is not contested in the company December 19, 2008 letter*. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called. The dispersed ownership (998 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group shareholders are required to take the extra effort to support the calling of a special meeting and the company proposal will facilitate the revocation of all such shareholder requests to call a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this *and this is not contested in the company December 19, 2008 letter*. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 998 institutions ever calling a special meeting *and this is not contested in the company December 19, 2008 letter.*

Plus the company is proposing to exclude shareholders from calling a special meeting to elect directors if the company takes certain evasive steps *and this is not contested in the company December 19, 2008 letter.* The company disingenuously highlights only five lines of its hamstrung 51-line proposal section on a shareholder right to call a special meeting *and this is not contested in the company December 19, 2008 letter.*

Plus the rule 14a-8 proposal does not ask for facilitating the revocation of shareholder requests to call a special meeting – as the company proposal does *and this is not contested in the company December 19, 2008 letter.*

The shareholders will have a clear choice with this rule 14a-8 proposal: Do they want a real right to call a special meeting or do they want a toothless right to call a special meeting?

Contrary to the company argument, shareholders would lose nothing if the company proposal failed *and this is not contested in the company December 19, 2008 letter.* Adoption of the company proposal would be as good as having a car that never operates.

And the company provides no evidence that a proxy advisory service has ever recommended a yes-vote for such a hamstrung proposal to call a special meeting *and this is not contested in the company December 19, 2008 letter.* However proxy advisory services recommended yes-votes for each of the six rule 14a-8 proposals cited in the supporting statement – each of which won more than 56% support.

The company claims that it should have "guidance on how the Proposal should be implemented." However the company does not provide precedents to show that rule 14a-8 proposals regarding established topics such as a poison pill, declassified board and cumulative voting have been excluded because of lack of "guidance" *and this is not contested in the company December 19, 2008 letter.*

The company's purported precedents starting on page 5, line 11 are based on vastly different rule 14a-8 text *and this is not contested in the company December 19, 2008 letter*:
RESOLVED, Shareholders ask our board to amend our bylaws and/or any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Introducing proposals with the above text into the company argument appears to be a company attempt to confuse an exception with "no restriction." An exception could be used by a company to deny shareholders a right that they would seemingly have to call for a special meeting, while "no restriction" could be viewed as an unlimited right by shareholders.

The company concludes with some hair-splitting pre-Staff Legal Bulletin No. 14B (CF), arguments *and simply repeats the same arguments in the company December 19, 2008 letter.* By carefully examining the company objections it is clear that these sentences are correct (emphasis and text in brackets added):
This proposal ***topic*** won impressive support at the following companies based on 2008 yes and no votes:

International Business Machines (IBM) 56% Emil Rossi (Sponsor)

Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Fidelity and Vanguard supported a shareholder right to call a special meeting [as distinguished from this very proposal].

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Jonathan Gottsegen <Jonathan_M_Gottsegen@homedepot.com>

THE HOME DEPOT • 2455 Paces Ferry Rd., • Atlanta, GA 30339

December 12, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. William Steiner

Ladies and Gentlemen:

On behalf of The Home Depot, Inc. (the "Company"), the purpose of this letter is to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials (the "2009 Proxy Materials") for its 2009 Annual Meeting of Shareholders (the "2009 Meeting"). Mr. William Steiner (the "Proponent") submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2009 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and Exhibits A, B, C and D. A copy of this letter, including Exhibits A, B, C and D, is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2009 Proxy Materials. The same is also being mailed on this date to Mr. John Chevedden, the Proponent's representative, as requested by the Proponent.

The Company intends to commence distribution of its definitive 2009 Proxy Materials on or about April 10, 2009. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2009 Proxy Materials with the Commission.

The Proposal sets forth the following resolution:

"3 -- Special Shareowner Meetings

> "RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

The Company intends to omit the Proposal from the 2009 Proxy Materials on the following grounds and requests concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from the 2009 Proxy Materials:

A. Rule 14a-8(i)(10) - The Company has Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" the action requested. The purpose of Rule 14a-8(i)(10) is to avoid requiring shareholders to consider matters on which management has already acted. See SEC Release No. 34-12598. The Staff has consistently taken the position that, where a company can demonstrate that its policies, practices and procedures compare favorably with a proposal, the proposal may be considered "substantially implemented" and may be excluded. See, e.g., Nordstrom Inc. (February 8, 1995) and Texaco, Inc. (March 28, 1991). Also, a company is not required to "fully effect" the proposal by implementing each and every element of the proposal. Where a company has satisfied the "essential objective" of or addressed the underlying concerns of the proposal, the proposal has been "substantially implemented," even if the manner of such implementation does not correspond exactly as proposed by the shareholder proponent; further, differences between the company's actions and the proposals are permitted. See, e.g., Allegheny Energy, Inc. (February 19, 2008), Schering-Plough Corp. (February 2, 2006) and Masco Corp. (March 29, 1999).

We believe that the Company can exclude the Proposal on the basis that the Company has substantially implemented the Proposal. The essential objective of the Proposal is to allow shareholders the ability to call special meetings. The Company's Board of Directors has already taken all the steps within its power to allow shareholders the ability to call special meetings. On August 21, 2008, the Company's Board of Directors approved amendments to the Company's By-Laws to provide that, subject to certain notice and information requirements, a special meeting of shareholders may be called upon receipt of written requests from holders of shares representing at least 25% of the outstanding shares of the Company's common stock (the "By-Law Amendment"). The By-Law Amendment will be effective upon an amendment to the Company's Certificate of Incorporation (the "Proposed Charter Amendment", together with the By-Law Amendment, the "Company's Proposal") which the Company will propose for adoption by its shareholders at its 2009 Meeting. The Company formally announced its commitment to the Company's Proposal as evidenced in the Company's Current Report on Form 8-K filed on August 22, 2008, which is attached as Exhibit B. The only differences between the Company's Proposal and the Proposal are that the former (i) includes procedural and informational requirements and (ii) requires holders of shares representing at least 25% of the outstanding shares of the Company's common stock to request the special meeting, rather than 10% as in the Proposal. Neither of these differences conflict with the essential objective of the Proposal.

The timing limitations in the Company's Proposal were included to avoid the distraction and considerable expense associated with holding a special meeting of shareholders on business otherwise to be considered at an annual or special meeting. The Staff has consistently granted no-action relief in similar situations. See, e.g., Chevron Corporation (February 19, 2008) and Hewlett-Packard Company (December 11, 2007). Also, the procedural and informational requirements included in the Company's Proposal are consistent with the fiduciary obligations of the Company's Board of Directors, which include the duty to conserve corporate resources, and current conceptions of best practice for boards of directors of Delaware corporations. To ask the Company to take the costly and burdensome step of calling a special meeting of shareholders without verification from the shareholder proponent would be irresponsible. Such informational and procedural requirements do not detract from the essential objective of the Proposal.

Although the Company's Proposal sets a different percentage to the 10% stated in the Proposal, the Staff has previously granted no-action relief on the grounds that a proposal had been substantially implemented in circumstances where a company's board of directors had exercised discretion in determining how to implement the essential objective contained in a shareholder's proposal. See, e.g., 3M Company (February 27, 2008), Johnson & Johnson (February 19, 2008) and The Boeing Co. (March 15, 2006). In this regard, the Company's Proposal reflects the Board of Director's conclusion, based upon the exercise of its discretion and the application of business judgment, that allowing holders of 25% of the shares of the Company's outstanding stock to call a special meeting of shareholders achieves the essential objective. Similarly, a number of boards of directors of other large companies that allow shareholders to call special meetings have adopted a threshold of 25% or greater. See, e.g., the applicable governing documents, attached as Exhibit C, of Berkshire Hathaway Inc. (50%), General Electric Company (40%), Hewlett-Packard Company (25%) and Pfizer, Inc. (25%).

In addition, the inclusion of both the Proposal and the Proposed Charter Amendment in the 2009 Proxy Materials would likely create confusion. First, the Company's shareholders would be faced with two substantially similar proposals with respect to which the recommendation of the Company's Board of Directors would be inconsistent. Second, the Company's shareholders would likely be confused as to what the Proposal is intended to achieve, given that the 2009 Proxy Materials will disclose that the Company's Board of Directors is recommending the Company's Proposal so as to facilitate the shareholders being able to call a special meeting. Third, the presence of two similar proposals may lead to a split in voting by shareholders, causing both the Company's Proposal and the Proposal to fail.

In conclusion, the Company has recently implemented the means by which shareholders may convene a meeting. Disclosure of this by-law was made in August 2008. Inclusion of the Proposal would conflict with the objectives of Rule 14a-8(i)(10) and would lead to confusion among shareholders. For the foregoing reasons, the Proposal may be properly excluded from the 2009 Proxy Materials.

B. Rules 14a-8(i)(3) and 14a-9 - The Proposal is Vague and Misleading

Rule 14a-8(i)(3) allows a company to exclude a shareholder proposal that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14"), the Staff stated that Rule 14a-8(i)(3) continues to permit exclusion of shareholder proposals where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Staff has consistently concurred that a proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret a proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." See Fuqua Industries, Inc. (March 12, 1991).

In this case, the Proposal requires that any limitations placed on the ability of shareholders to call a special meeting be restricted as follows: "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." The Proposal does not define or provide any adequate guidance to shareholders, the Company's Board of Directors or management as to what type of "exception or exclusion conditions" are intended to be excluded by the Proposal. The Proposal could be easily interpreted so as to prohibit either subject matter restrictions on shareholder proposals or any procedural restrictions placed on shareholders calling special meetings, or the Proposal could be read to prohibit both subject matter and procedural restrictions. The Company and its shareholders might interpret the Proposal differently such that any action ultimately taken by the Company to implement the Proposal could be significantly different from actions envisioned by the shareholders voting on the Proposal.

Moreover, the Proposal is inherently vague and indefinite because it fails to provide guidance on how the Proposal should be implemented. Shareholders may not know what they are voting for, and the Company's Board of Directors will be unable to determine with reasonable certainty what actions are required to implement the Proposal if it is approved by shareholders. Section 2, Article I of the Company's By-Laws, as amended by the By-Law Amendment, currently provides that special meetings of shareholders may be called by holders of shares representing at least 25% of the outstanding upon compliance with certain procedural and informational requirements, and there are no subject matter restrictions placed on shareholders seeking to call a special meeting. Taking one reading of the text of the Proposal, the procedural and informational requirements in the current By-Laws constitute unacceptable "exception or exclusion conditions" as the Company's Board of Directors and management need not provide such information or follow such procedural requirements. Alternatively, the Proposal could be interpreted to permit these procedural and informational requirements as they do not except or exclude any topics for which shareholders could call a special meeting.

The Staff has consistently granted no-action relief on the basis that a proposal was inherently vague and misleading in cases where a company received a shareholder proposal requesting amendments to the company's bylaws and other governing documents so that there is "no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." See, e.g., Schering-Plough Corporation (February 22, 2008), CVS Caremark Corporation (February 21, 2008), Safeway Inc. (January 31, 2008), Time Warner Inc. (January 31, 2008) and Pfizer, Inc. (January 29, 2008). In these cases, the companies argued that the "no restriction" language, similar to the "except or exclusion conditions" language found in the Proposal, was impermissibly vague and the proposal did not define or provide guidance to shareholders or the board of directors as to how the proposal was to be implemented.

The possible multiple interpretations on how to implement the Proposal render it inherently vague, indefinite and misleading. Therefore, for the foregoing reasons, the Proposal may be omitted from the Company's 2009 Proxy Materials pursuant to Rule 14a-8(i)(3).

C. *Rules 14a-8(i)(3) and 14a-9 - The Proposal Requires Revision*

If the Staff does not concur that the Proposal is excludable under Rules 14a-8(i)(10) or 14a-8(i)(3) as set forth above, then the Company respectfully requests that the Staff concur in the exclusion of two portions of the supporting statement to the Proposal (the "Supporting Statement") in accordance with Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits the exclusion or revision of a proposal or supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9 which prohibits materially false or misleading statements in proxy materials. The Staff has clarified in SLB 14 that a company may rely on Rule 14a-8(i)(3) to exclude portions of the supporting statement, even if the balance of the proposal and the supporting statement may not be excluded, if the proposal or statement is materially false and misleading.

First, the Supporting Statement refers to a list of six companies where "[t]his proposal topic won impressive support... based on 2008 yes and no votes." However, none of the companies listed in the Supporting Statement received the same proposal as the proposal received by the Company. Further, none of the proposals received by the listed companies contained the vague and indefinite "exception or exclusion conditions" language as included in the Proposal.[1] By referring to these companies, the Proponent suggests that there is popular support for the Proposal, including its vague and indefinite language, and this suggestion is materially false and misleading.

Second, the Supporting Statement states that "Fidelity and Vanguard supported a shareholder right to call a special meeting." According to Vanguard's proxy voting guidelines, Vanguard's "funds support shareholders' right to call special meetings *of the board (for good cause and with ample representation)*" (emphasis added). However, there is no reference in Vanguard's proxy voting guidelines to Vanguard's support of a shareholder right to call a special meeting of shareholders.. A copy of Vanguard's proxy voting guidelines is attached as Exhibit D. By referring to Vanguard's support of a shareholder right to call a special meeting, the Proponent suggests that this well-known and influential institutional investor supports shareholders' right to call a special meeting of shareholders and specifically, the Proposal. This suggestion is not supported by Vanguard's public statements and is materially false and misleading.

Therefore, we respectfully submit that the Proposal be amended, in accordance with Rule 14a-8(i)(3) to remove the following: (a) the second paragraph of the Supporting Statement which lists the votes at various companies and (b) the reference to Vanguard in the sentence "Fidelity and Vanguard supported a shareholder right to call a special meeting", as each of these statements is materially false and misleading.

Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2009 Proxy Materials. Alternatively, should the Staff not concur that the Proposal is excludable in its entirety, we respectfully request that the Staff concur in the exclusion of certain portions of the Supporting Statement in accordance with Rule 14a-8(i)(3). If the Staff does not concur with any of the Company's positions set forth above, we would appreciate an opportunity to confer with the Staff prior to the issuance of a Rule 14a-8 response. The Proponent and his representative are requested to copy the undersigned on any response made to the Staff.

---

[1] Each of Kimberly-Clark Corp., Occidental Petroleum Corp., FirstEnergy Corp. and Marathon Oil Corp. received a proposal with the following text: "RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% from the above range."

International Business Machines Corp. received a proposal with the following text: "Resolved, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% to 25% of our outstanding common stock to call a special shareholder meeting."

Merck & Co., Inc. received a proposal with the following text: "RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% (or the lowest possible percentage about 10%) of our outstanding common stock the power to call a special shareholder meeting."

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group

Exhibit A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Francis S. Blake
Chairman
The Home Depot, Inc. (HD)
2455 Paces Ferry Rd
Atlanta GA 30339

Rule 14a-8 Proposal

Dear Mr. Blake,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner (signature)
William Steiner

10/1/08
Date

cc: Jack A. VanWoerkom
Corporate Secretary
PH: 770 433-8211
FX: 770 431-2685
Fax: 770 384-2356
F: 770-384-5552
Wade Sheek <Wade_Sheek@homedepot.com>
Corporate Counsel

[HD: Rule 14a-8 Proposal, November 18, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

International Business Machines (IBM)	56%	Emil Rossi (Sponosr)
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **August 21, 2008**

THE HOME DEPOT, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	**1-8207**	**95-3261426**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2455 Paces Ferry Road, N.W. Atlanta, Georgia 30339
(Address of Principal Executive Offices) (Zip Code)

(770) 433-8211
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On August 21, 2008, the Board of Directors of The Home Depot, Inc. approved an amendment to Article I (Section II) of the Company's By-Laws to provide that, subject to certain notice and information requirements, a special meeting of shareholders may be called upon receipt of written requests from holders of shares representing at least 25% of the outstanding shares of the Company's common stock. This amendment will be effective upon an amendment to the Company's Certificate of Incorporation to be proposed at the 2009 Annual Meeting of Shareholders.

Item 9.01. Financial Statements and Exhibits

Exhibit	Description
3.1	By-Laws of The Home Depot, Inc. (As Amended and Restated Effective August 21, 2008)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME DEPOT, INC.

By: /s/ Jack A. VanWoerkom
Name: Jack A. VanWoerkom
Title: Executive Vice President, Secretary and General Counsel

Date: August 22, 2008

Table of Contents

EXHIBIT INDEX

Exhibit	Description
3.1	By-Laws (As Amended and Restated Effective August 21, 2008)

Exhibit 3.1

BY-LAWS

OF

THE HOME DEPOT, INC.

(As Amended and Restated Effective August 21, 2008)

ARTICLE I.
MEETINGS OF SHAREHOLDERS

SECTION 1. The annual meeting of the shareholders for the election of Directors and for the transaction of such other business as shall have been properly brought before the meeting shall be held on such date and at such time and place as the Board of Directors may by resolution provide. To be properly brought before an annual meeting, business must be: (a) specified in the notice of meeting given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder: (i) the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation and (ii) the subject matter thereof must be a matter which is a proper subject matter for shareholder action at such meeting.

With regard to business to be brought before an annual meeting occurring in 2004 or thereafter, and except as otherwise provided in the Certificate of Incorporation, to be considered timely notice, a shareholder's notice must be received by the Secretary at the principal executive offices of the Corporation not less than one hundred twenty (120) calendar days before the date of the Corporation's proxy statement released to shareholders in connection with the previous year's annual meeting of shareholders. However, if no annual meeting was held in the previous year, or if the date of the applicable annual meeting has been changed by more than thirty (30) days from the date of the previous year's annual meeting, then a shareholder's notice, in order to be considered timely, must be received by the Secretary not later than the later of the close of business on the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of such date was made. Such shareholder's notice shall set forth (a) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made, (b) whether either such shareholder or beneficial owner, alone or as part of a group, intends to solicit or participate in the solicitation of proxies from the shareholders of the Corporation, and (c) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made (i) the name and address of such shareholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation that are owned beneficially and held of record by such shareholder and such beneficial owner. In addition, a shareholder seeking to bring an item of business before the annual meeting shall promptly provide any other information reasonably requested by the Corporation.

Notwithstanding the foregoing provisions of this Section 1, a shareholder who seeks to have any proposal included in the Corporation's proxy materials must provide notice as required by and otherwise comply with the applicable requirements of the rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The chairman of an annual meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any item of business has been properly brought before the meeting in accordance with these By-Laws, and if the chairman should so determine and declare that any item of business has not been properly brought before an annual meeting, then such business shall not be transacted at such meeting.

Notwithstanding the foregoing provisions of this Section 1, if the shareholder (or a qualified representative of the shareholder) does not appear at the annual meeting of shareholders of the Corporation to present an item of business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

SECTION 2. (a) Special meetings of the shareholders may be called at any time by the Chairman of the Board, the President or the Board of Directors.

(b) Special meetings of the shareholders may be called by the shareholders following receipt by the Secretary of the Corporation of a written request for a special meeting (a "Special Meeting Request") from the record holders of shares representing at least 25% of the outstanding common stock of the Corporation (the "Requisite Holders") if such Special Meeting Request complies with the requirements set forth in this Section 2. The Board of Directors shall determine whether all such requirements have been satisfied and such determination shall be binding on the Corporation and its shareholders. If a Special Meeting Request complies with this Section 2, the Board of Directors shall determine the place, date and time of a special meeting requested in such Special Meeting Request; provided, however, the Board of Directors may (in lieu of calling the special meeting requested in such Special Meeting Request) present an identical or substantially similar item (a "Similar Item", and the election of directors shall be deemed a "Similar Item" with respect to all items of business involving the election or removal of directors) for shareholder approval at any other meeting of shareholders that is held not less than one hundred twenty (120) calendar days after the Secretary receives such Special Meeting Request.

A Special Meeting Request must be delivered by hand, by registered U.S. mail, or by courier service to the attention of the Secretary of the Corporation. A Special Meeting Request shall only be valid if it is signed and dated by each of the Requisite Holders and if such request includes: (i) a statement of the specific purpose(s) of the special meeting, the matter(s) proposed to be acted on at the special meeting, the reasons for conducting such business at the special meeting, and any material interest of each shareholder or any beneficial owner in the business proposed to be conducted at the special meeting, (ii) the text of any proposed amendment to the By-Laws to be considered at the special meeting, (iii) the name and address, as they appear on the Corporation's books, of each shareholder of record signing such request, the date of each such shareholder's signature and the name and address of any beneficial owner on whose behalf such request is made, (iv) the number of shares of the Corporation's common stock that are owned of record or beneficially by each such shareholder and any such beneficial owner and documentary evidence of such record or beneficial ownership, (v) a representation that the shareholders and such beneficial owners submitting the Special Meeting Request intend to appear in person or by proxy at the special meeting to present the proposal(s) or business to be brought before the special meeting, (vi) if any shareholder submitting the Special Meeting Request intends to solicit proxies with respect to the shareholders' proposal(s) or business to be presented at the special meeting, a representation to that effect, and (vii) if the purpose of the special meeting includes the election of one or more directors, all information such shareholder(s) would be required to include in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act.

A Special Meeting Request shall not be valid if (i) the Special Meeting Request relates to an item of business that is not a proper subject for shareholder action under applicable law, (ii) a Similar Item was presented at any meeting of shareholders held within one hundred twenty (120) calendar days prior to receipt by the Corporation of such Special Meeting Request (iii) a Similar Item is included in the Corporation's notice as an item of business to be brought before a shareholder meeting that has been called but not yet held, or (iv) the Special Meeting Request is received by the Corporation during the period commencing ninety (90) calendar days prior to the first anniversary of the preceding year's annual meeting and ending on the date of that year's annual meeting of shareholders.

Shareholders may revoke a Special Meeting Request by written revocation delivered to the Corporation at any time prior to the special meeting; provided however, the Board of Directors shall have the discretion to determine whether or not to proceed with the special meeting.

If none of the shareholders who submitted the Special Meeting Request for a special meeting of shareholders appears or sends a representative to present the proposal(s) or business submitted by the shareholders for consideration at the special meeting, the Corporation need not present such proposal(s) or business for a vote at such meeting.

This Section 2(b) will be effective only upon the effectiveness of an amendment to the Corporation's Certificate of Incorporation to delete the requirement that special meetings of shareholders may be called only by the Chairman of the Board of Directors, the President or the Board as set forth in Article Sixth thereof.

SECTION 3. Written notice of each annual or special meeting of the shareholders, specifying the place, if any, date and hour of the meeting, and the means of remote communications, if any, by which shareholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given at least ten (10) but not more than sixty days (60) prior to such meetings to each shareholder entitled to vote at such meeting; provided, however, that notice of any meeting to take action on a proposed merger or consolidation of the Corporation or on a proposed sale of all or substantially all of the assets of the Corporation shall be given at least twenty (20) but not more than sixty days (60) prior to such meeting. Notice of a special meeting of the shareholders shall also state the purpose or purposes for which the meeting is called. Each notice of a special meeting of shareholders shall indicate that it has been issued by or at the direction of the person or persons calling the meeting.

Exhibit C

Exhibit 99.1

BY-LAWS

OF

BERKSHIRE HATHAWAY INC.

(as amended on May 7, 2007)

SECTION 1

Certification of Incorporation

1.1. The nature of the business or purposes of the corporation shall be as set forth in its certificate of incorporation. These by-laws, the powers of the corporation and of its directors and stockholders, and all matters concerning the management of the business and conduct of the affairs of the corporation shall be subject to such provisions in regard thereto, if any, as are set forth in the certificate of incorporation; and the certificate of incorporation is hereby made a part of these by-laws. In these by-laws, references to the certificate of incorporation mean the provisions of the certificate of incorporation (as that term is defined in the General Corporation Law of Delaware) of the corporation as from time to time in effect, and references to these by-laws or to any requirement or provision of law mean these by-laws or such requirement or provision of law as from time to time in effect.

SECTION 2

Offices

2.1. REGISTERED OFFICE. The registered office of the corporation shall be in the City of Wilmington, County of New Castle, Delaware.

2.2. OTHER OFFICES. The corporation may also have an office or offices at such other place or places, either within or without the State of Delaware, as the Board of Directors of the corporation from time to time may determine or as the business of the corporation may require.

SECTION 3

Stockholders

3.1. ANNUAL MEETING. The annual meeting of the stockholders shall be held at nine-thirty o'clock in the forenoon on the first Monday in May in each year, unless that day be a legal holiday at the place where the meeting is to be held, in which case the meeting shall be held at the same hour on the next succeeding day not a legal holiday, or at such other date and time as shall be designated from time to time by the board of directors and stated in the notice of the meeting, at which they shall elect a board of directors and transact such other business as may be required by law or these by-laws or as may be specified by the chairman of the board or by a majority of the directors then in office or by vote of the board of directors and of which notice was given in the notice of the meeting. Notwithstanding the foregoing, the first annual meeting of the corporation shall be held in the year 1999.

3.2. SPECIAL MEETING IN PLACE OF ANNUAL MEETING. If the election for directors shall not be held on the day designated by these by-laws, the directors shall cause the election to be held as soon thereafter as convenient, and to that end, if the annual meeting is omitted on the day herein provided therefor or if the election of directors shall not be held thereat, a special meeting of the stockholders may be held in place of such omitted meeting or election, and any business transacted or election held at such special meeting shall have the same effect as if transacted or held at the annual meeting, and in such case all references in these by-laws to the annual meeting of the stockholders, or to the annual election of directors, shall be deemed to refer to or include such special meeting. Any such special meeting shall be called, and the purposes thereof shall be specified in the call, as provided in Section 3.3.

3.3. SPECIAL MEETINGS. A special meeting of the stockholders may be called at any time by the chairman of the board or by the board of directors. A special meeting of the stockholders shall be called by the secretary, or in the case of the death, absence, incapacity or refusal of the secretary, by an assistant secretary or some other officer, upon application of a majority of the directors or of one or more stockholders who are entitled to vote and who hold at least fifty percent of the capital stock issued and outstanding. Any such application shall state the purpose or purposes of the proposed meeting. Any such call shall state the place, date, hour, and purposes of the meeting

3.4. PLACE OF MEETING. All meetings of the stockholders for the election of directors or for any other purpose shall be held at such place within or without the State of Delaware as may be determined from time to time by the chairman of the board or the board of directors. Any adjourned session of any meeting of the stockholders shall be held at the place designated in the vote of adjournment.

3.5. NOTICE OF MEETINGS. Except as otherwise provided by law, a written notice of each meeting of stockholders stating the place, day and hour thereof and, in the case of a special meeting, the purposes for which the meeting is called, shall be given not less than ten nor more than sixty days before the meeting, to each stockholder entitled to vote thereat; and to each stockholder who, by law, by the certificate of incorporation or by these by-laws, is entitled to notice, by leaving such notice with him or at his residence or usual place of business, or by depositing it in the United States mail, postage prepaid, and addressed to such stockholder at his address as it appears in the records of the corporation. Such notice shall be given by the secretary, or by an officer or person designated by the board of directors, or in the case of a special meeting by the officer calling the meeting. As to any adjourned session of any meeting of stockholders, notice of the adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment was taken except that if the adjournment is for more than thirty days or if after the adjournment a new record date is set for the adjourned session, notice of any such adjourned session of the meeting shall be given in the manner heretofore described. No notice of any meeting of stockholders or any adjourned session thereof need be given to a stockholder if a written waiver of notice, executed before or after the meeting or such adjournment session by such stockholder is filed with the records of the meeting or if the stockholder attends such meeting without objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the stockholders or any adjourned session thereof need be specified in any written waiver of notice.

3.6. QUORUM OF STOCKHOLDERS. At any meeting of the stockholders, whether the same be an original or an adjourned session, a quorum shall consist of a majority in interest of all stock issued and outstanding and entitled to vote at the meeting, except in any case where a larger quorum is required by law, by the certificate of incorporation or by these by-laws. Any meeting may be adjourned from time to time by a majority of the votes properly cast upon the question, whether or not a quorum is present.

3.7. ACTION BY VOTE. When a quorum is present at any meeting, whether the same be an original or an adjourned session, a plurality of the votes properly cast for election to any office shall elect to such office and a majority of the votes properly cast upon any question other than an election to an office shall decide the question, except when a larger vote is required by law, by the certificate of incorporation or by these by-laws. No ballot shall be required for any election unless requested by a stockholder present or represented at the meeting and entitled to vote in the election.

3.8. ACTION WITHOUT MEETINGS. Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken by stockholders for or in connection with any corporate action may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

If action is taken by unanimous consent of stockholders, the writing or writings comprising such unanimous consent shall be filed with the records of the meetings of stockholders.

If action is taken by less than unanimous consent of stockholders and in accordance with the foregoing, there shall be filed with the records of the meetings of stockholders the writing or writings comprising such less than unanimous consent and a certificate signed and attested to by the secretary that prompt notice was given to all stockholders of the taking of such action without a meeting and by less than unanimous written consent.

In the event that the action which is consented to is such as would have required the filing of a certificate under any of the provisions of the General Corporation Law of Delaware, if such action had been voted upon by the stockholders at a meeting thereof, the certificate filed under such provision shall state that written consent has been given under Section 228 of said General Corporation Law, in lieu of stating that the stockholders have voted upon the corporate action in question, if such last mentioned statement is required thereby.

3.9. PROXY REPRESENTATION. Every stockholder may authorize another person or persons to act for him by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, objecting to or voting or participating at a meeting, or expressing consent or dissent without a meeting.

Exhibit 3.2

By-Laws Of General Electric Company*
(as amended by the Board of directors on 4/25/07)

Article I
Office

The office of this Company shall be in the City of Schenectady, County of Schenectady, State of New York.

Article II
Directors

A. The stock, property and affairs of this Company shall be managed by a Board of Directors consisting of not less than ten members. The number of Directors shall be such number, not less than the aforesaid minimum, as shall be determined by vote of a majority of the entire Board of Directors, except as the number of Directors for any year shall be fixed by the shareholders at any annual statutory meeting by a majority vote of the outstanding shares entitled to vote thereon. The Directors shall be elected each year, at the annual statutory meeting of the shareholders, to hold office until the next statutory meeting, and until their successors have been elected and have qualified. One-third of the number of Directors constituting the entire Board, as that number shall be determined from time to time, shall be a quorum for the transaction of business.

B. Meetings of Directors

1. The Board of Directors may fix the time or times and the place or places of regular and special meetings of the Board. Special meetings of the Directors also may be held at any time by order of the Chairman of the Board, or in the absence of the Chairman of the Board, by order of the President, if then a separate officer, or upon the written direction of two of the Directors.

2 . Notice of each special meeting shall be mailed or telegraphed to each Director at his residence or place of business at least two days before the meeting and notice shall be deemed to be given at the time of mailing or delivery to a telegraph office for transmission, but the said two days' notice need not be given to any Director who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting prior thereto or at its commencement, the lack of notice to him. If the time and place of a regular meeting have not been fixed by the Board, notice of such meeting shall be given as in the case of a special meeting.

3. The Board of Directors may prescribe an order of business for its meetings.

* As last amended and restated by Board of Directors on September 10, 1976, except for Article XI which was amended by shareholders on April 22, 1987; the first two sentences of Article II, Section A, which were amended on June 15, 1993; Article III, which was amended by the Board of Directors on December 18, 1998; Article II, Section C, which was amended by the Board of Directors on

B. One person may hold two or more offices, except that no person shall simultaneously hold the offices of President and Secretary.

C. All officers shall be elected by the Board of Directors for an initial term which shall continue until the first Board meeting following the next annual statutory meeting of shareholders, and thereafter all officers shall be elected for one-year terms; provided, however, that all officers shall serve at the pleasure of the Board. Officers shall exercise such powers and perform such duties as the Chief Executive Officer may from time to time direct, provided that these powers and duties are not inconsistent with any outstanding Board resolutions.

D. In the event of the absence, incapacity, illness or the death of the Chairman of the Board, the President, if then a separate officer, shall assume the duties of the Chairman of the Board pending action by the Board of Directors; provided, however, that if there is not a separate President in office, the duties of the Chairman of the Board, pending action by the Board of Directors, shall be assumed by that Vice Chairman who is senior to the others in length of General Electric Company service.

Article V
Removal of Officers and Employees

A. Any officer or employee of the Company may be at any time removed by the affirmative vote of at least a majority of the Board of Directors. In case of such removal the officer so removed shall forthwith deliver all the property of the Company in his possession, or under his control, to some person to be designated by the Board. Nothing herein contained shall limit the power of any officer to discharge any subordinate.

B. The Board may at any time, in the transaction of business, temporarily delegate any of the duties of any officer to any other officer or person selected by it.

Article VI
Vacancies

Any vacancy occurring in the Board of Directors, or in any office, may be filled for the unexpired term by the Board of Directors.

Article VII
Meetings of Shareholders

Meetings of shareholders may be held at such time and in such place within or without the State of New York as the Board of Directors may determine, and the annual statutory meeting required by Section 602(b) of the New York Business Corporation Law shall be held on the fourth Wednesday in April of each year, or as the Board of Directors may from time to time otherwise determine.

Special meetings of the shareholders may be called by the Board, or upon the written request therefor of shareholders holding forty percent of the then issued stock of the Company, filed with the Secretary.

Exhibit 99.1

AMENDED AND RESTATED

BYLAWS

OF

HEWLETT-PACKARD COMPANY
(A DELAWARE CORPORATION)

ARTICLE I

CORPORATE OFFICES

1.1 REGISTERED OFFICE. The registered office of Hewlett-Packard Company ("HP") will be fixed in the Certificate of Incorporation of HP.

1.2 OTHER OFFICES. The Board of Directors may at any time establish branch or subordinate offices at any place or places where HP is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 PLACE OF MEETINGS. Meetings of stockholders will be held at any place within or outside the State of Delaware designated by the Board of Directors. In lieu of holding a stockholders' meeting at a designated place, the Board of Directors, in its sole discretion, may determine that any stockholders' meeting may be held solely by means of remote communication. In the absence of any such designation, stockholders' meetings will be held at the registered office of HP.

2.2 ANNUAL MEETING.

(a) The annual meeting of stockholders will be held each year on a date and at a time designated by the Board of Directors or its delegate. At the meeting, directors will be elected, and any other proper business may be transacted.

(b) At an annual meeting of the stockholders, only such business will be conducted as will have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (iii) otherwise properly brought before the meeting by a stockholder of record at the time of giving notice provided for in these Bylaws, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.2.

(c) For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of HP. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of HP (A) not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting, or (B) not less than the later of the close of business on the forty-fifth (45th) day nor earlier than the close of business on the seventy-fifth (75th) day prior to the first anniversary of the date on which HP first sent or gave its proxy statement to stockholders for the preceding year's annual meeting, whichever period described in clause (A) or (B) of this sentence first occurs; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after the anniversary date of the previous year's annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the one hundred twentieth (120th) day prior to the annual meeting and not later than the close of business on the later of (x) the ninetieth (90th) day prior to the annual meeting and (y) the tenth (10) day following the date on which public announcement of the date of such meeting is first made. For purposes of this Section 2.2, a "public announcement" will mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by HP with the Securities and Exchange Commission, or in a notice pursuant to the applicable rules of an exchange on which the securities of HP are listed. In no event will the public announcement of an adjournment of a stockholders meeting commence a new time period for the giving of a stockholder's notice as described above.

2.3 SPECIAL MEETING.

(a) A special meeting of the stockholders may be called at any time by the Board of Directors, or by any of the following persons with the concurrence of a majority of the Board of Directors: the chairman of the Board of Directors, or the chief executive officer or the secretary, but such special meetings may not be called by any other person or persons except as provided in Section 3.4 below.

(b) A special meeting of stockholders shall be called by the Board of Directors upon written request to the secretary of one or more record holders of shares of stock of HP representing in the aggregate not less than twenty-five percent (25%) of the total number of shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting. A request to the secretary shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall set forth: (1) a brief description of each matter of business desired to be brought before the special meeting and the reasons for conducting such business at the special meeting, (2) the name and address, as they appear on HP's books, of each stockholder requesting the special meeting, (3) the class and number of shares of HP which are owned by each stockholder requesting the special meeting, including shares beneficially owned and shares held of record, and (4) any material interest of each stockholder in the business desired to be brought before the special meeting. A special meeting requested by stockholders shall be held at such date, time and place within or without the state of Delaware as may be fixed by the Board of Directors; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the request to call the special meeting is received by the secretary. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if the Board of Directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the request. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting.

(c) Only such business will be considered at a special meeting of stockholders as will have been stated in the notice for such meeting.

2.4 ORGANIZATION. Meetings of stockholders shall be presided over by the chairman of the Board of Directors, if any, or in his or her absence by a person designated by the Board of Directors, or, in the absence of a person so designated by the Board of Directors, by the chief executive officer, or in his or her absence by the chief financial officer, or in his or her absence by the secretary, if any, or in his or her absence by a chairman chosen at the meeting by the vote of a majority in interest of the stockholders present in person or represented by proxy and entitled to vote thereat. The secretary, or in his or her absence, an assistant secretary, or, in the absence of the secretary and all assistant secretaries, a person whom the chairman of the meeting will appoint will act as secretary of the meeting and keep a record of the proceedings thereof.

The Board of Directors of HP will be entitled to make such rules or regulations for the conduct of meetings of stockholders as it will deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting will have the right and authority to prescribe such rules, regulations and

Exhibit 3.1

PFIZER INC.
By-laws

As Amended October 23, 2008

TABLE OF CONTENTS

BY-LAWS OF PFIZER INC
AS AMENDED OCTOBER 23, 2008

Article I

Stockholders' Meeting.

1. Place of Meeting. Meetings of the stockholders shall be held at the registered office of the Corporation in Delaware, or at such other place within or without the State of Delaware as may be designated by the Board of Directors or the stockholders.

2. Annual Meeting. The annual meeting of the stockholders shall be held on such date and at such time and place as the Board of Directors may designate. The date, place and time of the annual meeting shall be stated in the notice of such meeting delivered to or mailed to stockholders. At such annual meeting the stockholders shall elect directors, in accordance with the requirements of the Certificate of Incorporation, and transact such other business as may properly be brought before the meeting.

3. Quorum. The holders of stock representing a majority of the voting power of all shares of stock issued and outstanding and entitled to vote, present in person or by proxy, shall be requisite for and shall constitute a quorum of all meetings of the stockholders, except as otherwise provided by law, by the Certificate of Incorporation or by these By-laws. If a quorum shall not be present at any meeting of the stockholders, the stockholders present in person or by proxy and entitled to vote shall, by the vote of holders of stock representing a majority of the voting power of all shares present at the meeting, have the power to adjourn the meeting from time to time in the manner provided in paragraph 4 of Article I of these By-laws until a quorum shall be present.

4. Adjournments. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

5. Voting; Proxies. At each meeting of the stockholders of the Corporation, every stockholder having the right to vote may authorize another person to act for him or her by proxy. Such authorization must be in writing and executed by the stockholder or his or her authorized officer, director, employee, or agent. To the extent permitted by law, a stockholder may authorize another person or persons to act for him or her as proxy by transmitting or authorizing the transmission of a telegram, cablegram or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to

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more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors' count of all votes and ballots. Such certification shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

8. ***Stock List.*** At least ten days before every meeting of the stockholders a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, with the post office address of each, and the number of shares held by each, shall be prepared by the Secretary. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting, during ordinary business hours at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held for said ten days, and shall be produced and kept at the time and place of meeting during the whole time thereof and subject to the inspection of any stockholder who may be present. The original or duplicate stock ledger shall be provided at the time and place of each meeting and shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders or to vote in person or by proxy at such meeting.

9. ***Special Meetings.*** Special meetings of the stockholders for any purpose or purposes may be called by the Chair of the Board, and shall be called by the Chair of the Board or the Secretary at the request in writing of a majority of the Board of Directors or one or more record holders of shares of stock of the Corporation representing in the aggregate not less than twenty-five percent (25%) of the total number of shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting. A stockholder request for a special meeting shall be directed to the Secretary and shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall be accompanied by a notice setting forth the information required by paragraph 13 of this Article or paragraph 13 of Article II of these By-laws, as applicable, as to any nominations proposed to be presented and any other business proposed to be conducted at such special meeting and as to the stockholder(s) requesting the special meeting, as well as the written questionnaire and written representation and agreement required by paragraph 15 of Article II of these By-laws from any nominee for election as a director of the Corporation. A special meeting requested by stockholders shall be held at such date, time and place within or without the state of Delaware as may be designated by the Board of Directors; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the request to call the special meeting by one or more stockholders who satisfy the requirements of this paragraph 9 of Article I is received by the Secretary. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if: (i) the stated business to be brought before the special meeting is not a proper subject for stockholder action under applicable law, or (ii) the Board of Directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the stockholder's request. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting. If none of the stockholders who submitted the request for a special meeting appears or sends a qualified representative to present the nominations proposed to be presented or other business proposed to be conducted at the special meeting, the Corporation need not present such nominations or other business for a vote at such meeting. Business transacted at all special meetings shall be confined to the matters stated in the notice of special meeting. Business transacted at a special meeting requested by stockholders shall be limited to the matters described in the special meeting request; provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to the stockholders at any special meeting requested by stockholders. The Chair of a special meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any nomination or other item of business has been properly brought before the meeting in accordance with these By-laws, and if the Chair should so determine and declare that any nomination or other item of business has not been properly brought before the special meeting, then such business shall not be transacted at such meeting.

10. ***Organization***. Meetings of stockholders shall be presided over by the Chair of the Board, if any, or in his or her absence by a Chair designated by the Board of Directors, or in the absence of such designation by a Chair chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the Chair of the meeting may appoint any person to act as secretary of the meeting.

11. ***Conduct of Meetings***. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at such meeting by the person presiding over the meeting. The Board of Directors of the Corporation may adopt by resolution such rules or regulations for the conduct of meetings of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chair of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chair of the meeting, may include, without limitation, the following: (1) the establishment of an agenda or order of business for the meeting; (2) rules and procedures for maintaining order at the meeting and the safety of those present; (3) limitations on attendance at or participation in the meeting, to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chair shall permit; (4) restrictions on entry to the meeting after the time fixed for the commencement thereof, and (5) limitations on the time allotted to questions or comments by participants. Unless, and to the extent determined by the Board of

END